Exhibit 12

AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Three Months Ended 31 December	Year Ended 30 September
(Millions of dollars, except ratios)	2013	2013	2012	2011	2010	2009

Earnings:
Income from continuing operations (1)	$296.0	$1,042.5	$1,025.2	$1,171.6	$967.0	$565.3

Add (deduct):
Provision for income taxes	94.5	322.5	305.1	390.8	321.0	159.9

Fixed charges, excluding capitalized interest	38.8	166.9	146.7	139.4	146.3	147.8

Capitalized interest amortized during the period	2.5	10.3	9.5	9.0	8.7	7.7

Undistributed earnings of equity investees	1.8	(46.4)	(54.5)	(38.9)	(29.2)	(44.2)

Earnings, as adjusted	$433.6	$1,495.8	$1,432.0	$1,671.9	$1,413.8	$836.5

Fixed Charges:
Interest on indebtedness, including capital lease obligations	$32.0	$143.1	$116.0	$113.6	$121.8	$125.1

Capitalized interest	7.6	28.3	31.4	23.4	14.5	22.2

Amortization of debt discount premium and expense	1.3	2.1	10.6	5.6	5.6	4.7

Portion of rents under operating leases representative of the interest factor	5.5	21.7	20.1	20.2	18.9	18.0

Fixed charges	$46.4	$195.2	$178.1	$162.8	$160.8	$170.0

Ratio of Earnings to Fixed Charges (2):	9.3	7.7	8.0	10.3	8.8	4.9

(1)

Income from continuing operations includes charges associated with business restructuring and cost reduction plans of $231.6 ($157.9 after-tax), $327.4 ($222.4 after-tax) and $298.2 ($200.3 after-tax) for fiscal years ending 30 September 2013, 2012 and 2009, respectively.

(2)

The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 21% of operating lease rentals).